UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                Form 12b-25

                        NOTIFICATION OF LATE FILING

 (Check one):

          [X] Form 10-KSB     [ ] Form 10-Q       [ ] Form 20-F
          [ ] Form 10-K       [ ] Form 10-QSB     [ ] Form N-SAR
	  [ ] Form 11-K	      [ ] Form 10-D	  [ ] Form N-CSR

			For Period Ended:  April 30, 2007

			[ ] Transition Report on Form 10-K
			[ ] Transition Report on Form 20-F
			[ ] Transition Report on Form 11-K
			[ ] Transition Report on Form 10-Q
			[ ] Transition Report on Form N-SAR

               For the Transition Period Ended:____________________________

If the notification relates to a portion of the filing checked above, ident-ify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

George Risk Industries, Inc.
----------------------------
(Full Name of Registrant)

N/A
---
Former Name if Applicable

802 South Elm Street
--------------------
Address of Principal Executive Office (Street and Number)

Kimball, Nebraska  69145
------------------------
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or ex-pense and the registrant seeks relief pursuant to Rule 12b-25(b), the follow-ing should be completed. (Check box if appropriate)

[ X ]

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
     (b) The subject annual report, semi-annual report, transition report on Form 10-K (Form 10-KSB in this case), Form 20-F, 11-K, Form N-SAR Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or sub-ject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail the reasons why the Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

Additional time is required to obtain certain audit evidence to complete the audit, the tax return/adjustments and to issue the report and complete
Form 10-KSB.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

 Stephanie Risk               308            235-4645
     (Name)               (Area Code)   (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If
    answer is no, identify report(s).           [X] Yes   [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earning statements to be included in the subject report of portion
    thereof?          [ ] Yes   [X] No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reason-able estimate of the results cannot be made.




                        GEORGE RISK INDUSTRIES, INC.
                (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  July 27, 2007               By: /s/ Stephanie M. Risk
                                       ---------------------------
                                       Stephanie M. Risk
                                       Chief Financial Officer

         Attachment to Form 12b-25 for George Risk Industries, Inc.
                     For the Year Ended April 30, 2007

                           MASON RUSSEL WEST, LLC
                        739 West Littleton Boulevard
                            Littleton, CO  80120
                            Phone:  303-797-9101
                            Fax:    303-795-3356

     Statement attached to Form 12b-25 of George Risk Industries, Inc.
                     For the Year Ended April 30, 2007

Additional time is required to obtain certain audit evidence to complete the audit, the tax return/adjustments and to issue the report and complete Form 10-KSB.

July 27, 2007

By:  /s/ MASON RUSSEL WEST, LLC
Mason Russell West, LLC